Ecopetrol Announces Successful Auction Result for the Acquisition of Approximately 25% of the Share Capital of Brava Energia S.A.

Bogotá, August 5, 2026

Ecopetrol S.A. ("Ecopetrol" or the "Company") (BVC: ECOPETROL; NYSE: EC) announces that, on August 5, 2026, its Brazilian subsidiary, Ecopetrol Investimentos do Brasil Ltda. ("Ecopetrol Brasil"), successfully completed the auction process for the voluntary tender offer (Oferta Pública de Aquisição Voluntária, or "OPAV") conducted through the B3 S.A. – Brasil, Bolsa, Balcão securities exchange in Brazil for the acquisition of 116,110,717 common shares of Brava Energia S.A. (B3: BRAV3) ("Brava"), representing approximately 25% of Brava's issued and outstanding share capital, at a price of R$23.00 per share (the "OPAV Shares"). The completion of the auction followed the satisfaction of all applicable regulatory requirements and conditions precedent to the OPAV.

The transaction attracted strong market demand, resulting in a favorable outcome consistent with the terms initially offered.

The Company continues to take the actions required to (i) settle and pay for the OPAV Shares on August 17, 2026 (the "Settlement Date") and (ii) consummate, on the Settlement Date, the share purchase agreement entered into on April 23, 2026 with a group of shareholders of Brava holding, in the aggregate, approximately 26% of Brava's share capital, in each case subject to the completion of all procedures required under the transaction agreements and applicable regulations.

The successful completion of the auction process represents a significant milestone in the transaction announced by the Company on April 23, 2026, pursuant to which Ecopetrol Brasil is expected to acquire a controlling interest representing approximately 51% of Brava's voting share capital (the "Transaction").

The Company expects to initially finance the Transaction through a short-term credit facility governed by the laws of the State of New York (the "Bridge Facility"), entered into on the date hereof by Ecopetrol Capital AG, a subsidiary of the Company organized under the laws of Switzerland which, in turn, will extend an intercompany loan to Ecopetrol Investimentos do Brasil LTDA. The Company anticipates refinancing the Bridge Facility through a combination of long-term debt and equity contributions, with the objective of maintaining a sustainable capital structure consistent with the Company's leverage targets and credit ratings.

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla–Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with drilling and exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and Mexico, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All forward-looking statements, whether made in this release or in future filings or press releases, or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration, and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend and do not assume any obligation to update these forward-looking statements.

For more information, please contact:

Investor Relations Office

Email: investors@ecopetrol.com.co

Head of Corporate Communications (Colombia)

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co